Santander Securities LLC

(A wholly owned subsidiary of Santander Holdings USA, Inc.)

SEC I.D No. 8-49571

Financial Statements and Supplemental Schedules

December 31, 2020

FORM 2290.1SSE — 17A-5 FACING PAGE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49571

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2020** (MM/DD/YY) AND ENDING **12/31/2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Santander Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Morrissey Boulevard Mail Code: MA1-MB2-03-17
(No. and street)

Dorchester	**MA**	**02125**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Snyder **617-379-4162**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

101 Seaport Blvd	**Boston**	**MA**	**02210**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Santander
Securities

OATH OR AFFIRMATION

I, Jonathan Snyder affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Santander Securities LLC as of and for the year ended December 31, 2020, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature **February 26, 2021**
Date

SVP & CFO, SSLLC
Title

Notary Public

LAURIE A DUNN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
February 27, 2026

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Table of Contents
December 31, 2020

This report contains:

Table of Contents

December 31, 2020

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Index
December 31, 2020

Page(s)

Report of Independent Registered Public Accounting Firm

To the Administration Committee and Member of
Santander Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Santander Securities LLC (the "Company") as of December 31, 2020, and the related statements of operations, of changes in member's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 and Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210 T: (617) 530-5000, F: (617) 530-5001, www.pwc.com

in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 26, 2021

We have served as the Company's auditor since 2016.

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Statement of Financial Condition
December 31, 2020 **Confidential**

Assets	
Cash and cash equivalents (including $86,721 of deposits with affiliates) (Note 4)	$ 79,321,516
Deposit with clearing broker	100,000
Employee advances (Note 5)	1,204,075
Receivables from broker and dealers (Note 7)	38,174,608
Other receivables - Net of allowance for doubtful amounts of $54,093	278,760
Furniture and equipment - Net of accumulate depreciation of $55,370 (Note 6)	10,662
Prepaid expenses	1,308,872
Total assets	$ 120,398,493
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued expenses (including $7,080,933 to affiliates)	$ 12,132,842
Accrued contingencies (Note 13)	59,255,183
Total liabilities	71,388,025
Member's equity	49,010,468
	$ 120,398,493

The accompanying notes are an integral part of these financial statements.

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Statement of Operations
December 31, 2020 **Confidential**

Revenues	
Revenue from contracts with customers	
Commissions	$ 33,482,883
Investment advisory fees	17,906,251
Total revenue from contracts with customers (Note 8)	51,389,134
Other income	2,330,898
Total revenues	$ 53,720,032
Expenses	
Employee compensation and benefits (including $45,433,365 with affiliates)	46,063,893
Networking agreement expenses to affiliates	5,656,318
Occupancy and equipment (including $63,750 to affiliates)	1,474,043
Clearance fees	3,295,122
Communications	280,378
Arbitration, restitution and rescission	(19,126,577)
Professional services (including $1,533,214 to affiliates)	15,214,608
Other operating expenses (including $3,075 to affiliates)	5,415,888
	58,273,673
Loss before provision for income taxes	(4,553,641)
Income tax expense	-
Net loss	$ (4,553,641)

The accompanying notes are an integral part of these financial statements.

Member's equity at December 31, 2019	$ 53,564,109
Net loss	(4,553,641)
Member's equity at December 31, 2020	$ 49,010,468

The accompanying notes are an integral part of these financial statements.

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Statement of Cash Flows
Year Ended December 31, 2020 **Confidential**

Cash flows from operating activities	
Net loss	$ (4,553,641)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation and amortization	96,539
Amortization of employee advances	21,525
Decrease in Arbitration, restitution and rescission reserve	(18,988,692)
(Increase) decrease in operating assets	
Receivables from brokers and dealers	(12,422,102)
Other receivables	97,262
Employee advances	
Other assets	415,274
Increase (decrease) in operating liabilities	
Arbitration, restitution and rescission payments	(59,819,901)
Accounts payable and accrued expenses	(2,707,734)
Net cash used by operating activities	(97,861,470)
Net decrease in cash and cash equivalents	(97,861,470)
Cash and cash equivalents	
Beginning of year	177,182,987
End of year	$ 79,321,517
Supplemental cash flows disclosures	
Interest paid during the year	$ 429

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Santander Securities LLC (the Company, or SSLLC), a Puerto Rico entity, provides securities brokerage services and is a member of the Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation. SSLLC is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and the Uniform Securities Act of Puerto Rico. SSLLC is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) because it promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The Company uses Pershing LLC as the clearing broker for all its brokerage transactions. Pershing LLC is a member of various stock exchanges and is subject to the rules and regulations of such organizations, as well as those of the Securities and Exchange Commission (SEC).

During 2012, SSLLC entered into a networking agreement for joint marketing and services with Santander Bank, N.A., formerly Sovereign Bank, N.A. (Santander Bank) and Santander Insurance Agency, U.S. LLC., both subsidiaries of Santander Holdings USA, Inc. (SHUSA, or “the parent company”), the parent of SSLLC and subsidiary of Banco Santander, S.A. (“Santander Spain” or “the ultimate parent”). Through such agreement, SSLLC will provide broker-dealer services to Santander Bank’s customers and others in eight states of the United States of America.

2. Significant Accounting Policies and Other Matters

The accounting and reporting policies of SSLLC conform with accounting principles generally accepted in the United States of America (US GAAP) and with general practices within the financial services industry.

Summary of the Company’s Significant Accounting Policies:

Estimates
In preparing the financial statements in conformity with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. The most significant of such estimates is the Company’s accrued arbitration expenses (note 13). Actual results could differ from those estimates.

On January 1, 2020 the Company adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instrument, which revised guidance for determining credit impairment on financial instruments. ASU 2016-13 introduced two new subtopics: Subtopic 326-20 and Subtopic 326-30. Subtopic 326-20, Financial Instruments—Credit Losses—Measured at Amortized Cost (the “Current Expected Credit Loss Model” or “CECL”) requires entities to measure their credit loss allowance based on expected rather than incurred losses, with an anticipated result of more timely loss recognition. CECL is applicable to financial assets measured at amortized cost (including debt securities classified as held to maturity) that are not accounted for at fair value through net income, net investments in leases (excluding receivables arising from operating leases accounted for in accordance ASC 842) and certain off-balance sheet arrangements.

Cash and Cash Equivalents
The Company has defined cash equivalents as highly liquid investments with original maturities of 90 days or less when acquired.

Employee Advances
The Company makes advances to certain registered representatives as part of their contractual employment. The original contract terms range from five to nine years. The advances are not interest bearing unless the representative leaves the Company before the contract expires. If, at each employee's anniversary date under the contract term, the employee is still employed by the Company, the Company forgives an amount equal to the annual principal amortization computed on a straight-line basis over the contract term. Loan forgiveness is recognized as part of employee compensation and benefits. In the event the employee leaves the Company prior to his/her next anniversary date under the contract term, the employee shall be obligated to pay to the Company on the date of termination the outstanding principal amount of the loan, plus contractual interest thereon.

The Company estimates the allowance for credit losses by considering credit quality indicators and the recoverability of an outstanding loan balance from employees that left the Company. The amortized cost basis of these loans is written-off against the allowance for credit losses when management deems the amount to be uncollectible. There was no allowance for employee advances as of December 31, 2020.

Receivables
Accounts receivable are recognized at net realizable value, and a reserve for uncollected receivables is established, based on the allowance method. An allowance for uncollected amounts will be established for all amounts over 120 days. Amounts receivable for more than 210 days that are improbable of collection shall be written off against the established allowance. Items expected to be recovered may remain on books with the related allowance until recovered, at which time the allowance may be reversed if no longer required.

The company estimates expected credit losses over the life of the accounts receivable based on relevant information about past events, current conditions and reasonable and supportable forecasts and determined providing an allowance for uncollected amounts over 120 days is the best estimate of expected credit losses over these assets.

Furniture, Equipment, Leasehold Improvements, and Depreciation
Furniture and equipment are stated at cost, less accumulated depreciation that is computed utilizing the straight-line method over the estimated useful lives of the assets, which range between three and five years. Leasehold improvements are stated at cost and are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter. Gains or losses on dispositions are reflected in current operations. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are charged to expense as incurred.

Receivable from Clearing Broker
The Company clears certain of its proprietary and customer transactions through Pershing LLC on a fully disclosed basis. The amount receivable from the clearing brokers relates to transactions as discussed in Note 7.

The Company evaluated the risk of credit losses and determined the expected loss estimate is zero based on historical experience and current conditions of the clearing broker.

Income Taxes
The Company uses the asset and liability method for the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted tax laws and rates applicable to periods in which the temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

The Company accounts for uncertain tax positions in accordance with Financial Accounting Standard Board, Accounting Standard Codification Topic 740, *Income Taxes*. Accordingly, the Company may report a liability for unrecognized tax benefits which resulted from uncertain tax positions taken in a tax return, if any. Any associated interest and penalties will be recognized in income tax expense.

Revenue from Contracts with Customers
Revenue from contracts with customers includes commission income and fees from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions
Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and the purchaser are identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution fees. The Company enters into arrangements with insurance companies to sell annuity products on their behalf and with pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of annuities or funds to investors and as such this is fulfilled when the annuity is sold or on the securities trade date. Any fixed amounts are recognized on the trade date. Variable amounts are recognized usually monthly or quarterly as long as the investor remains with the annuity or fund for that period of time.

Asset Management
Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management.

Fees are received quarterly and are recognized as revenue on a pro rata basis over the quarter as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Principal Transactions
Proprietary securities transactions are recorded on the trade date as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis. These securities mainly consist of mutual funds.

Other Income
Marketing support assistance income is received from annuity carriers on a monthly basis and are recognized based on agreements with each counterparty.

3. Liquidity and Capital

Management continuously monitors its liquidity and capital balance, and annually evaluates whether there is substantial doubt on the entity's ability to continue as a going concern.

For the December 31, 2020 evaluation, management has considered that the Company has incurred a net loss and has negative cash flows from operations for the years ended from December 31, 2013 to December 31, 2020. The Company's business purpose is to serve as an introducing broker dealer for customers of Santander Bank NA across 8 states, a wholly owned subsidiary of SHUSA.

The Company will continue as a going concern despite recurring losses which may impact SSLLC's capital, as SHUSA has agreed to provide the capital necessary to SSLLC to maintain an adequate net capital position for a year from the date of the financial statements issuance. In 2020 the Company did not receive capital contributions from the parent company.

4. Cash and cash equivalents

Cash and cash equivalents at December 31, 2020 are as follows:

Bank balances	$ 4,323,816
Cash on hand	200
	4,324,016
Add: Cash equivalents	74,997,500
Cash and cash equivalents in the statement of cash flows	$ 79,321,516

The cash equivalents are Treasury bills with original maturity of 90 days or less.

5. Employee Advances

At December 31, 2020, employee advances amounted to $1,204,075. The Company recorded amortization expense during the year related to advances outstanding of $21,525.

6. Furniture and Equipment

Furniture and equipment at December 31, 2020, are as follows:

	Useful Life in years	Cost
Furniture and equipment	3	$ 66,032
Less: Accumulated depreciation		(55,370)
Furniture and equipment- net		$ 10,662

The estimated useful lives of furniture and equipment are three years.

Depreciation expense and amortization expense recorded during the year ended December 31, 2020, amounted to approximately $96,539.

7. Receivable from Clearing Broker

Amounts receivable from and payable to the clearing broker at December 31, 2020 consist of the following:

Receivables	
Receivables from proprietary and customer transactions	$ 38,165,754
Open transactions	336,497
Payables	
Open transactions	(327,643)
Net Receivables	$ 38,174,608

Open transactions are amounts receivable and payable for security transactions that have not reached the contractual settlement dates. The net receivable is recorded in receivables from brokers and dealers.

8. Disaggregated Revenue from Contracts with Customers

Revenue from contracts with customers at December 31, 2020 consists of the following:

Revenue from contracts with customers	
Commissions	
Brokerage commissions	$ 1,638,276
Distribution fees	31,844,607
Total commissions revenue	33,482,883
Investment Advisory fees	17,906,251
Total revenue from contracts with customers	$ 51,389,134

9. Related-Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. During 2020, SSLLC maintained a networking and referral agreement with Banco Santander International (BSI). As part of such agreement, SSLLC will provide broker/dealer services to customers referred by BSI. The agreement ends in June 2021 and requires monthly referral fee payments. Contingent referral payments will be paid on the basis of 50% of the net revenues resulting from BSI customer referrals and will be payable after allocation of operating expenses. Such agreement includes an indemnification clause where SSLLC will indemnify BSI in the case of liability, loss damages, claims, cost, fines or expenses associated with SSLLC not complying with its duties. There were no referral fee expenses related to this agreement for the year ended December 31, 2020.

During 2020, SSLLC maintained a networking agreement for joint marketing and services with Santander Bank, N.A. (SBNA) to provide broker-dealer services in eight states of the United States of America. As part of such agreement, SBNA will provide office space and registered representative agents' compensation among other services. The agreement ends in April 2022 and requires monthly lease payments and reimbursement of compensation and costs associated with registered representatives. Payments to SBNA will be paid on the basis of 12.5% of gross revenues from commission and fees. Such agreement includes an indemnification clause where SSLLC will indemnify SBNA in the case of liability, loss damages, claims, cost, fines or expenses associated with SSLLC not complying with its duties. Expenses related to this agreement amounted to $5,656,318 related to the payments and $32,693,808 to employee compensation and benefits, totaling $38,350,12 for the year ended December 31, 2020 of which $2,825,814 remain payable as of December 31, 2020.

During 2020, SSLLC maintained a services agreement with SBNA to provide HR services, information technology, legal, compliance and accounting among others. The agreement ends on September 1, 2022 and includes an indemnification clause where SSLLC will indemnify SBNA on the case of liability, loss damages, claims, cost, fines or expenses associated with SSLLC not complying with its duties. Expenses related to this agreement amounted to $12,739,556 recorded in employee compensation and benefits and $1,273,956 recorded in professional services, totaling $14,013,512 for the year ended December 31, 2020 of which $1,492,827 remain payable as of December 31, 2020.

During 2020, SSLLC maintained a services agreement with BSPR to provide HR services, information technology, legal and accounting among others. The agreement ended in August 2020 and required eight monthly payments of $25,337. Such agreement includes an indemnification clause where SSLLC will indemnify BSPR in the case of liability, loss damages, claims, cost, fines or expenses associated with SSLLC not complying with its duties. Expenses related to this agreement amounted to $202,700 recorded in professional services for the year ended December 31, 2020 of which no payable exists as of December 31, 2020.

During 2020, SSLLC maintained an agreement with Banco Santander Puerto Rico (BSPR) to lease part of its office space. This agreement ended in August 2020 and requires SSLLC to pay fixed monthly fees of $7,388 plus operating expenses. Expense related to this agreement amounted to $59,102 for lease payments classified as occupancy and equipment and $3,075 for parking expenses classified as operating expenses for the year ended December 31, 2020 of which no payable exists as of December 31, 2020.

During 2020, SSLLC maintained an agreement with Santander Financial Services (SFS) to lease part of its office space. This agreement ends in August 2023 and requires SSLLC to pay fixed monthly fees of $1,162 plus operating expenses. Expense related to this agreement amounted to $4,648 for lease payments classified as occupancy and equipment for the year ended December 31, 2020 of which no payable exists as of December 31, 2020.

The Company has accounts payable balance of $2,762,292 due to affiliates for payments to service providers on behalf of SSLLC.

Also, the Company paid $56,559 to other affiliates for other operational and consulting services during the year ended December 31, 2020 of which no payable exists as of December 31, 2020. SSLLC maintained cash bank accounts with affiliates of $86,721 with SBNA.

10. Income Taxes

The Company is subject to the provisions of the Puerto Rico Internal Revenue Code of 2011, as amended (the "Code"), which imposes a maximum statutory corporate tax rate of 37.5% on a corporation's net taxable income.

The Company is subject to Puerto Rico regular tax or the alternative minimum tax ("AMT"), whichever is higher. The AMT is payable if it exceeds regular income tax. The excess of AMT over regular income tax paid in one year may be used to offset regular income tax in future years, subject to certain limitations.

The Company is also subject to federal income and state tax on its U.S. source income since it has operations in the United States mainland. However, the Company had a net taxable loss in U.S. federal and state source income during the period ended December 31, 2020.

The Company measured deferred tax assets and liabilities using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax assets or liabilities are expected to be settled or realized. At December 31, 2020, the Company has recognized a deferred tax asset and a valuation allowance amounting to $152,184,603 related to its operations as follows:

Deferred tax assets	
Net operating loss carry-forward from PR operations	$ 115,319,788
Net operating loss carry-forward from US operations	14,561,479
Accrued expenses and other	22,303,336
	152,184,603
Less: Valuation allowance	(152,184,603)
Total deferred income tax asset	$ -

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The lack of taxable income together with the uncertainties regarding future performance represents strong negative evidence within management's evaluation. After weighting of all positive and negative evidence, management concluded that it is more likely

than not that the Company will not be able to realize any portion of the deferred tax asset and a full valuation allowance was established, consistent with the prior year.

At December 31, 2020, the Company did not have significant unrecognized tax benefits which, if recognized, would decrease the effective income tax rate in future periods. The amount of unrecognized tax benefits may increase or decrease in the future for various reasons, including adding amounts for current tax year positions, expiration of open income tax returns due to the statute of limitation, changes in management's judgment about the level of uncertainty, status of examinations, litigation, and legislative activity, and the addition or elimination of uncertain tax positions.

The Company filed income tax returns in Puerto Rico, the US federal jurisdiction and various US states and political subdivisions. At December 31, 2020, the years 2016 through 2020 remain subject to examinations by taxing authorities in Puerto Rico. At December 31, 2020, the years 2017 through 2020 remain subject to examination by the taxing authorities in the U.S. federal and state jurisdictions. The Company does not anticipate a significant change to the total amount of unrecognized tax benefits within the next 12 months. The Company's parent filed a consolidated state income tax return in certain states in the United States. The intercompany settlement of taxes paid or received is based on a tax sharing agreement which allocate taxes to each entity.

11. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 ("the Rule") under the Securities and Exchange Act of 1934 and has elected to compute its net capital requirement in accordance with the alternative method of the Rule. Under the alternative method the company is required to maintain at all times a net capital equal to the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Rule. At December 31, 2020, the Company had net capital, as defined, of $46,151,762, which was $45,901,762 in excess of its required net capital of $250,000.

12. Clearance Agreements and Guarantees

Under the terms of the Agreement with Pershing LLC, the Clearing Broker clears and executes the brokerage transactions on behalf of the Company and its customers on a fully disclosed basis. The Company has agreed to maintain a deposit of $100,000 and to indemnify the Clearing Broker for losses that it may sustain from the Company's customers. During 2020, there were no obligations to the Clearing Broker under this provision of the Agreement.

The Clearing Broker has the right to charge the Company for losses that result from a counterparty's, introduced by the Company, failure to fulfill its contractual obligations which default could have material effect on our business, financial condition, and operating results. The maximum potential amount of future payments that the Company could be required to make under this guarantee cannot be estimated. However, the Company believes that it is unlikely it will have material payments under this arrangement and has not recorded any contingent liability to the financial statements for these indemnifications. During 2020, the Company did not pay any amounts related to these guarantees.

13. Contingencies

The Company's ordinary course of business subjects it to claims, lawsuits, regulatory examinations, and other proceedings. The volatility in prices and declines in value of Puerto Rico municipal bonds

and closed-end investment companies (that invest primarily in Puerto Rico municipal bonds) since August 2013 have led to regulatory inquiries, customer complaints and arbitrations for most broker-dealers in Puerto Rico, including the Company.

The Company has outstanding customer and former financial consultants' complaints and is named as a respondent (among other broker-dealers) in 141 pending customer arbitration claims. At December 31, 2020, the Company has recognized an accrual amounting to $59,255,183 related to potential losses as a result of unfavorable outcomes regarding asserted arbitration proceedings. The proceedings are in their early stages and it is the view of management and legal counsel that the Company has meritorious defenses to the claims asserted.

In May 2017, Puerto Rico petitioned under Title III of PROMESA. This event added additional uncertainty into the Puerto Rican bond market causing prices to decline. The resulting impact on bondholder's cash flow added further to customer's frustration with their investment performance. In September 2017, Hurricane Maria had a devastating impact on the island. The S&P Puerto Rico MUNI index declined by over 20% following the hurricane. This further impacted our customers and increased the uncertainty around future claims. Customer losses increased as a result of these events.

The Company has determined that an unfavorable outcome is reasonably possible for potential future claims, however the amount of the possible loss cannot be reasonably estimated due to uncertainty on the number of additional claims and the probability of unfavorable outcome. The uncertainty relates primarily to the inability to obtain accurate prices for the closed end funds and to determine accurate losses for ex-customers.

An adverse result in the matters described above or a significant increase in customer complaints could have a material and adverse effect on the Company.

On October 12, 2017, a putative class action was filed in Federal District Court of the District of Puerto Rico against SSLLC asserting federal securities and common law claims and allegations related to the sale and purchase of certain Puerto Rico municipal bonds and closed-end funds. (This action was amended on November 6, 2017 to add defendants Banco Santander S.A., Santander BanCorp, Banco Santander Puerto Rico, and Santander Holdings USA.) This action is at the appellate stage in litigation and the outcome is currently not determinable, management does not expect at this time that the ultimate outcome of these matters will have a material adverse effect on SSLLC's financial position or result in a material adverse change in net assets.

Additional pending litigation against SSLLC includes three arbitration actions brought by former SSLLC financial consultants. These former employee matters relate to alleged breaches of contract and prior reductions in force in the Puerto Rico branch. In connection with the PROMESA Title III bankruptcy proceedings for the Commonwealth of Puerto Rico, SSLLC has been named in an Adversary Proceeding filed in May 2019 against banks, underwriters and others for allegedly aiding and abetting breaches of fiduciary duty by the Government Development Bank for Puerto Rico. SSLLC has also received subpoenas related to other matters related to the PROMESA bankruptcy proceedings. SSLLC and other underwriters have been named in three actions brought by bond insurers related to municipal bonds insured by plaintiffs. The bond insurer litigation is in the early stages of litigation.

Further, the Company estimates the aggregate range of reasonably possible losses for legal and regulatory proceedings in excess of reserves of up to $10 million as of December 31, 2020.

14. Commitments

During 2020, the Company leased office space under two operating lease agreements, which expire in August 2020 and August 2023, respectively. Rent expense charged to operations related to these leases amounted to $63,750 in 2020. The future minimum lease payments at December 31, 2020 under the non-cancellable lease period of the operating lease that expires in June 2023, is $9,296 for the year ended December 31, 2020.

The operating lease that expires in June 2023 can be terminated without penalties by lessee and lessor at any time without permission from the other party. Therefore, the Company determined the lease meets the criteria for non-enforceable lease and elected to apply the exemption of lease measurement and recognition.

15. Employee Benefit Plan

The Company has a deferred arrangement profit-sharing 1165(e) plan (the "Plan"), which became effective on January 1, 1997. The Plan provides for Company contributions based on compensation of eligible employees, as defined. The Company made contributions to the Plan in 2020 of $26,219. The Company's contribution becomes 100% vested once the employee attains five years of service.

The Company has a deferred arrangement profit-sharing 1165(e) plan (the "US-Plan"), which became effective during September 2012. The US-Plan provides for Company contributions based on compensation of eligible employees, as defined. The Company made contributions to the US-Plan in 2020 of $4,511. The Company's contribution becomes 100% vested once the employee attains one year of service.

16. Subsequent Events

The Company's management evaluated all events subsequent to the statement of financial condition date of December 31, 2020 through February 26, 2021, the date the financial statements were issued. Management has determined that there were no events in this period that required disclosure in or an adjustment to the accompanying financial statements.

Supplemental Schedules

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2020

Schedule I
Confidential

Computation of Net Capital	
Total member's equity from statement of financial position	$ 49,010,468
Total member's investment qualified for net capital	49,010,468
Deductions and/or charges	
Total nonallowable assets	2,856,662
Other deductions and/or credits	2,044
Total deductions and/or charges	2,858,706
Other additions and/or allowable credits	
Net capital before haircuts on securities positions	46,151,762
Net capital	$ 46,151,762
Net capital requirement	$ 250,000
Net capital	46,151,762
Excess net capital	$ 45,901,762
Nonallowable assets	
Employee advances	1,204,075
Receivables from affiliates	-
Furniture, equipment, and leasehold improvements	10,662
Prepaid expenses	1,308,872
Receivable and other assets	333,053
Total nonallowable assets	$ 2,856,662

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5 of the Securities and Exchange Commission.

Note: There are no material differences between the preceding audited computation of net capital and the FOCUS filed on February 24, 2021 corresponding schedules in the Company's December 31, 2020, Form X-17A-5, Part II-A filing.

Santander Securities LLC has entered into a clearing agreement (the “Agreement”) with Pershing LLC (“Pershing”). Under the terms of the Agreement, Pershing clears and executes the brokerage transactions of the Company’s customers on a fully disclosed basis. The Company is exempt from provisions of Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule.

Report of Independent Registered Public Accounting Firm

To the Administration Committee and Member of
Santander Securities LLC

We have reviewed Santander Securities LLC's assertions, included in the accompanying Santander Securities LLC's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2020 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2020.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 26, 2021

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530-5000, F: (617) 530-5001, www.pwc.com

Santander
Securities

Santander Securities LLC's Exemption Report

Santander Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2)(ii).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2020 without exception.

Santander Securities, LLC

I, Jonathan Snyder, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Title: SVP & CFO, SSLLC

February 26, 2021